The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

(415) 278-7000

March 31, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Rufus Decker

Re:	The Gymboree Corporation Form 10-K for Transition Period Ended July 30, 2016 Filed October 28, 2016 File No. 000-21250

Dear Mr. Decker:

We acknowledge receipt of your comment letter dated March 17, 2017, with respect to The Gymboree Corporation’s Form 10-K for the Transition Period ended July 30, 2016, filed on October 28, 2016.

We respectfully request an extension of three (3) business days in order to adequately respond to your comments, such that our response would be submitted no later than April 5, 2017.

Sincerely,

The Gymboree Corporation

By:	/s/ Andrew North
Name:	Andrew North
Title:	Chief Financial Officer

Copy to:

Kimberly Holtz MacMillan, Esq., Vice President, General Counsel, The Gymboree Corporation

Thomas Holden, Ropes & Gray LLP